Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company” or “HEXO”)

120 Chemin de la Rive

Gatineau, Québec, J8M 1V2

2.	Date of Material Change

July 12, 2022

3.	News Releases

A news release dated July 12, 2022 was disseminated through the facilities of GlobeNewswire and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

On July 12, 2022, the Company completed its previously announced transaction with Tilray Brands, Inc. (“Tilray Brands”) and HT Investments MA LLC (“HTI”).

5.	Full Description of Material Change

Pursuant to a transaction agreement dated April 11, 2022 and amended pursuant to an amending agreement dated June 14, 2022 (together, as amended, the “Transaction Agreement”) among HEXO, Tilray Brands and HTI, the terms of the outstanding senior secured convertible note (the “Note”) originally issued by HEXO to HTI were amended and restated (the “Amended Note”) and the Note was immediately thereafter assigned to Tilray Brands pursuant to the terms of an amended and restated assignment and assumption agreement dated June 14, 2022 (together with the Transaction Agreement and the Amended Note, the “Transaction”).

Pursuant to the terms of the Transaction Agreement, Tilray Brands acquired 100% of the remaining outstanding principal balance of US$173.7 million of the Amended Note. The purchase price paid by Tilray Brands to HTI for the Amended Note was US$155 million, reflecting a 10.8% discount on the outstanding principal amount. As consideration for the Amended Note, HEXO issued 56,100,000 common shares and 11,674,266 rights exercisable for common shares to HTI, representing (x) 12% of the outstanding principal of the Amended Note at the closing, divided by (y) CAD$0.40. Pursuant to the Transaction Agreement, Tilray Brands has nominated Denise Faltischek and Roger Savell to HEXO’s board of directors. Tilray Brands is also entitled to an observer on HEXO’s board of directors.

The conversion price of the Amended Note of CAD$0.40 per share implies that, as of July 11, 2022, Tilray Brands would have the right to convert the Amended Note into approximately 48% of the outstanding common stock of HEXO (on a non-diluted basis). HEXO did not receive any proceeds as a result of Tilray Brands’ purchase of the Amended Note from HTI.

HEXO and Tilray Brands also entered into certain commercial agreements, providing the two companies with cost saving synergies and production efficiencies (the “Commercial Agreements”). The Commercial Agreements are expected to create significant efficiencies, with a target combined cost savings of up to US$80 million within two years to be shared equally between the two companies.

Further information regarding the Transaction and the Commercial Agreements are set forth in the materials filed under the Company’s profile on SEDAR at www.sedar.com.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Charlie Bowman, Acting President & Chief Executive Officer

(336) 399-3565

invest@HEXO.com

9.	Date of Report

July 18, 2022.

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